<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />	U.S. SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C. 20549
		SEC File Number
	FORM 12b-25	000-08773
		CUSIP Number
	NOTIFICATION OF LATE FILING	226120103
	(Check One):

(Check One) [  ] Form 10-K and Form 10-KSB  [  ]Form 20-F  [  ] Form 11-K  [X] Form 10-Q and 10-QSB    [  ]Form N-SAR  [  ] Form N-CSR

For Period Ended:   June 30, 2007

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

Part I - Registrant Information

Full name of Registrant:           Crested Corp.

Former Name if Applicable:    N/A

Address of Principal Executive Office (Street and Number):  877 N. 8th W.

City, State and Zip Code:  Riverton, Wyoming 82501

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X   (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 30, 2007, U.S. Energy Corp. (“USE”) and its majority-owned subsidiary Crested Corp. (“Crested”) completed their sale of uranium assets to sxr Uranium One.  Due to certain complexities involved in accounting for this transaction, the financial statements for the Form 10-Q for the six months ended June 30, 2007 have not been completed.

Due to the significance of the financial statements on the Form 10-Q disclosures, the registrant does not believe that any portion of the Form 10-Q should be filed without the financial statements.

Part IV - Other Information

(1)  Name and telephone number of person to contact in regard to this notification.  Stephen E. Rounds, Attorney, 303.377.6997.

(2)  Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify reports(s).

                                                                                                                                     [X]Yes   [  ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                     [X]Yes   [  ]No

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Crested expects the Form 10-Q will reflect the following:

Net income for the six months ended June 30, 2007 approximately $31 million, compared to a net loss for the six months ended June 30, 2006.  The major change in earnings was as a result of the gain on the sale of the uranium assets to sxr Uranium One.

Revenues were recorded ($400,000) from sale of assets as a result of the signing of the Exploration Development and Mine Operating Agreement with Kobex, as a result of the release of the $25,000 earnest money payment made previously by Kobex and Kobex making its first contractual payment of $375,000 by delivering 142,816 shares of its common stock during the three months ended June 30, 2007.

The other major change to other revenues and expenses during the six months ended June 30, 2007 from those recorded during the comparative period of the prior year are losses on the exchange of and valuation of shares of Enterra Energy Trust (“Enterra”) that were received for the sale of a subsidiary coal bed methane company.  The company recorded a total loss from these items of $1,577,800 during the six months ended June 30, 2006.  The shares of Enterra were sold subsequent to June 30, 2006.

General and administrative expense increased by $119,100 to $268,500 during the six months ended June 30, 2007 compared to the same period of 2006.  The increase is the result of increased professional services relating to the merger with USE during 2006.  A similar increase of $112,400 was recorded during the quarter ended June 30, 2007 over that recorded during June 30, 2006.

During the six months ended June 30, 2007 the Company recognized an equity loss of $3,727,500 compared to an equity loss of $344,300 for the six months ended June 30, 2006.  The major component for the increase of $3,383,200 in equity losses during the six months ended June 30, 2007 was employment related payments made by USE in the form of bonuses to employees, officers and directors for the work they accomplished in closing the sale of uranium assets to Uranium One.  Crested Corp. pays one-half of all compensation paid to these persons.

Crested Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 2007                                                                      By:        /s/Robert <?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />Scott Lorimer

                                                                                                Robert Scott Lorimer, CFO

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